OMB APPROVAL
OMB Number:	3235-0145
Expires:	February 28, 2009
Estimated average burden
hours per response	14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

AMERICAN VANGUARD CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

030371108

(CUSIP Number)

Herbert A. Kraft 4695 MacArthur Court, Ste 1200 Newport Beach, Ca 92660 949.260.1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 030371108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Herbert A. Kraft and Eleanor L. Kraft Co-trustees of the Kraft Family Trust U/T/A 11/9/89
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,634,790* Shares of Common Stock
	8.	Shared Voting Power - 0 -
	9.	Sole Dispositive Power 2,634,790* Shares of Common Stock
	10.	Shared Dispositive Power - 0 -
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,634,790* Shares of Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.55% of Common Stock
14.	Type of Reporting Person (See Instructions) OO

*	Includes 13,384 shares of Common Stock held by Herbert Kraft personally in an individual retirement account.

2

Herbert A. Kraft and Eleanor L. Kraft , Co-Trustees of The Kraft Family Trust u/t/a 11/9/89 (hereinafter sometimes referred to as the “Reporting Persons”), hereby amend the report on Schedule 13D filed on or about November 9, 1983 (the “Original Statement”) (filed by Glenn A. Wintemute and Herbert A. Kraft), the Amendment No. 1 to the Original Statement filed on or about November 21, 1984 (the “First Amendment”) (filed by Glenn A. Wintemute and Herbert A. Kraft), the Amendment No. 2 to the Original Statement filed on or about May 24, 1985 (the “Second Amendment”) (filed by Glenn A. Wintemute and Herbert A. Kraft), the Amendment No. 3 to the Original Statement filed on or about September 26, 2001 (the “Third Amendment”) (filed by Herbert A. Kraft and Eleanor L. Kraft), and the Amendment No. 4 to the Original Statement filed on or about August 11, 2011 (the “Fourth Amendment”)(filed by Herbert A. Kraft and Eleanor L. Kraft).

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “statement”) relates to the common stock, $.10 per value per share (the “Common Stock”), of American Vanguard Corporation (the “Company”). The Company’s principal executive offices are located at 4695 MacArthur Court, Suite 1250, Newport Beach, California 92660.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Herbert A. Kraft and Eleanor L. Kraft.

(b)	Mr. Kraft’s business address is 4695 MacArthur Court, Suite 1250, Newport Beach, CA 92660.

(c)	Mr. Kraft is retired. Until June 6, 2011, he served as the Chairman of the Board of Directors of the Company. Mrs. Kraft is retired.

(d)	During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. and Mrs. Kraft are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This Statement relates to the disposition by the Reporting Persons of 310,037 shares of Common Stock in the course of October 14, 2011 through February 7, 2012 at a daily average price ranging from $12.22 to $15.50 per share. J.P. Morgan acted as the broker on behalf of the Reporting Persons to effect the sale.

In addition, this Statement is intended to reconcile material acquisitions and dispositions, if any, made by the Reporting Persons prior to this Statement but subsequent to the Fourth Amendment. After the Fourth Amendment but prior to this Statement, the Reporting Persons have not made any acquisitions of securities of the Company which, as a result of such acquisition, resulted in a material increase of the Reporting Persons’ percentage beneficial ownership interest of the Common Stock of the Company. After the Fourth Amendment but prior to this Statement, the Reporting Persons transferred shares of Common Stock of the Company through charitable contributions and other dispositions in the aggregate of approximately 20,000 shares of Common Stock of the Company.

ITEM 4. PURPOSE OF THE TRANSACTION.

Except as disclosed in this Statement, the Reporting Persons do not have any current plan or proposal that relates to or would result in matters described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) :

Reporting Person	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned (1)	Number of Shares with Sole Voting Power	Number of Shares with Shared Voting Power	Number of Shares with Sole Power of Disposition	Number of Shares with Shared Power of Distribution
Herbert A. Kraft and Eleanor L. Kraft, as Co-Trustees of The Kraft Family Trust u/t/a 11/9/89(2)	2,634,790	9.55%	2,634,790	-0-	2,634,790	-0-

(1)	Figures based on 27,584,051 shares of Common Stock outstanding.
(2)	Figures include 13,384 shares of Common Stock held by Herbert A. Kraft personally in an individual retirement account.

(c) Over the course of October 14, 2011 through February 7, 2012 the reporting Persons sold 310,037 shares of Common Stock at a daily average selling price ranging from $12.22 to $15.50 per share. J.P. Morgan acted as the broker.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are not currently parties to any contract, arrangement, understanding, or relationship with respect to any securities of the Company.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Pursuant to Rule 13d-2(e), this Statement contains a restatement of the text of the Original Statement, the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment, which are set forth in the Fourth Amendment attached hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2012	/s/ HERBERT A. KRAFT
Herbert A. Kraft
CO-TRUSTEE OF THE KRAFT FAMILY TRUST U/T/A 11/9/89

/s/ ELEANOR L. KRAFT
Eleanor L. Kraft
CO-TRUSTEE OF THE KRAFT FAMILY TRUST U/T/A 11/9/89